SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 FORM 10-SB/A-1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

           Under Section 12 (g) of the Securities Exchange Act of 1934


                              ATR Industries, Inc.
                              --------------------
                 (Name of Small business Issuer in its charter)



               Nevada                                      13-3422912
           -------------                               -------------------
     (State or other jurisdiction of        (I.R.S. Employee Identification No.)
     Incorporation or organization)



                        4614 North University Drive
                          Ft. Lauderdale, Florida            33351
                       ------------------------------       --------
               (Address of principal executive offices)    (Zip Code)



                                 (954) 572-4023
                                -----------------
                 Issuer's telephone number, including area code


Securities to be registered under Section 12(b) of the Act:

     None


Securities to be registered under Section 12(g) of the Act:

     Common Stock, $.001 par value
     Convertible Preferred Stock, $.001 par value

         ITEM 1 .  DESCRIPTION OF BUSINESS

                  The Company was originally named Tri-Capital Corporation and was incorporated in Nevada in 1987. The name was changed in 1988 to Advanced Appearance of America, and changed again in March 1998 to ATR Industries, Inc.. Advanced Appearance of America, was a public shell company, with no operations or revenues, for 3 years prior to the ATR Industries, Inc. name change. The Company then acquired on June 1, of 1998 ATR Industries, Inc. of Florida (AKA Cleaning Express USA and Cleaning Express of South Palm Beach, Inc.), a private Florida Corporation, for 3,000,000 restricted shares of ATR Industries, Inc., the Nevada Corporation. The Company is authorized to issue One Hundred Million (100,000,000) Common Shares, $.001 par value. The Company is also authorized to issue Fifty Million (50,000,000) Convertible Preferred Shares, $.001 par value.

                  The Company's executive offices are located at 4614 North University Drive, Fort Lauderdale, Florida 33551. These offices consist of 1,100 square feet, which are leased month to month for $1,000.00 per month. The Boca Raton offices are located at ( ) . These offices consist of 1,000 square feet, which are leased month to month for $636.00 per month.

                  There are presently issued and outstanding 12,816,604 Common Shares and 1,000,000 Preferred
                  Shares.

                  Corporate Operations. The Company offers home cleaning services and through its emphasis on budget pricing, has developed a niche in the home cleaning industry. The Company currently operates two offices and dispatches 40-50 workers daily, in teams of two. The Company specializes in affordable home services. The present geographic scope for Cleaning
                  Express USA includes  the  following  areas of South  Florida:
                  Dade County, Broward County, and South Palm Beach County.

                  The Company through its wholly owned subsidiary Beautymax.com is developing an e-commerce web site. Edward Roth, CEO has owned and operated beauty salons for 10 years. Mr. Roth has also been a management consultant for beauty operations, as well as worked in the sales of beauty products. Through Mr. Roth, the Company has entered into a web site development contract with Meurer Marketing of Los Angeles to development its store web site The site will be designed and built to produce a world -wide marketing of cosmetic, hair care, nail and skin care and general beauty lines on a discounted basis. Beautymax.com will catalogue popular products, primarily to females 18-40 years, including a department aimed at ethnic customers. Visitors to the online store will be able to shop 24 hours a day, regardless of world time zones, and online customers will be able to shop and order in English, Spanish, or French. Beautymax.com has projected a launch date on the Internet of September 15, 1999. We have already launched a preview site for the general public, now available for viewing. We expect to generate immediate revenues upon opening the web site. Initial site development costs have been paid for by the web designer. Expenses for development, marketing and advertisement are projected at five hundred thousand dollars for the first three to six months, and projected at four to six million annually for global operations. The anticipated source of funding will be raised through a planned secondary stock offering in the near future. Registration documents are presently being prepared.

                  The Company would like to develop the Beautymax.com "concept", which is, " Max Beauty, Max Discount", and will provide the best everyday low prices, by providing Internet customers with price and selection. We will be progressively adding more items on a monthly basis.

                  Beautymax.com has initial link and marketing arrangement with two internet shopping destinations. Strategic marketing alliances with major search engines are being negotiated, along with a complete marketing campaign developed by a national advertising agency.

                  Distribution and Marketing for home cleaning services will be through print adds, television and radio commercials. Secondly on a local level, management uses a call back system for quality control; customers who are not happy after service are offered a discount fro a makeup. Our customer policies allow us to reward each customer with a future discount for referring a friend for service.

                  Beauty products will be marketed over the "World Wide Web" via the "Internet". All customer orders will be implimented by online credit card or cyber cash systems with a virtual shopping cart. Actual in-house staff is projected at 3-6 new employees for the first 12 months. These new employee's will be managed by the three employee's that are presently on staff. Initially we anticipate a catalogue format with about 1000-3000 products, new product lines will be added as web traffic and "hits" increase. The Company intends on maintaining a floating inventory of products. The initial source of funds will provided by a 504 offering , and anticipated secondary stock offering along with 30 day lines of credit to be established. Current available product sourcing eliminates the need for extended inventory.

                  Beautymax.com will address the risks associated with security breaches for online credit cards and cyber cash systems by utilizing the services of a leading provider of custom processing solutions, that provide the highest levels of secured customer transactions including high level encryption standards to ensure a safe and secure funding , including checkless checks and all major credit cards using state of the art electronic processing. At the present time, we are reviewing various proposals from companies that guarantee secure transactions.

                  Competition. The home cleaning and beauty care related sales industries are highly competitive with respect to price, service, quality and internet location. As a result anyone in these arena's may have a high failure rate. There are numerous well-established larger competitors in both the home cleaning and beauty care industries with comprehensive web sites, possessing substantially greater financial, marketing, personnel and other resources than the company. There can be no assurance that the Company will be able to respond to various competitive factors affecting the business.

                  Principal suppliers. The company is in contract negotiations with suppliers of beauty related items, and has verbal commitments from three suppliers, however does not have any principal suppliers at this time. The principal suppliers to Beautymax.com will be wholesale distributors, who do not sell retail, but do supply other retail stores and export companies.

                  Dependence on One or a Few Major Customers. The Company does not expect that any single customer will account for more than ten percent of its business.

                  Need for Government approval. At the present time there is no need for government approval, this may change in the future.

                  Research and Development. There has been no research and development to date.

                  Employees. The Company has three full time employees, and the 40-50 workers used by the company are independent contractors to service and provide home clean services to our existing and new customers that have been established for 3 years of operations.

         ITEM 2.  Management's Discussion and Analysis or Plan of Operation

                  Trends and uncertainties. Demand for the Company's home cleaning services and Beautymax products will be dependent on, among other things, market acceptance of the Company's concept, the quality of its Web site and general economic conditions which are cyclical in nature. Inasmuch as a major portion of the Company's activities is the receipt of revenues form the sales of its products, the Company's business operations may be adversely affected by the Company's competitors and prolonged recessionary periods.

                  Capital and Source of Liquidity. The company will require substantial capital in order to meet its current and strategic business plan. Continued development and marketing of subsidiary companies require capital. We are considering a $10,000,000 secondary offering to meet these capital needs. As of March 31, 1999 the Company has issued 12,816,604 Common Shares valued at $12,816.60

                  Operating activities generated a net loss of $48,921 during the afore mentioned period. The loss for the period was funded from $41,235 in advances from the majority stockholder, Edward
                  A. Roth, President. Depreciation of $2,600 was added back to operating activities because it did not require the use of cash. There was a $12,300 increase in recoverable income taxes during the period resulting from the increase in the recoverable income tax account on the balance sheet. The recoverable income tax account increased due to the net operating loss increase during the period. This translates into a carryback of federal and state income taxes to prior periods for federal and state income tax purposes. Accounts receivable decreased $699 during the period resulting in a net cash operating source of funds during the period. Accounts payable, accrued expenses and the excess of outstanding checks over the bank balance increased from the prior period. This caused a source of cash from operating activities.

                  There were no investing activities during the period.

                  Financing activities consisted of principal repayments under the company's capitalized lease obligation which it has for its office equipment. In addition, the company was funded by a $3,000 issuance of common stock during the period. The company acquired all of the then outstanding common stock of ATR Industries, Inc. And its wholly owned subsidiary (Florida corporation), formerly known as Cleaning Express USA, in exchange for 3,000,000 of its own shares valued at a par valued at a par value of $.001 per share.

                  The shareholder loan payable of $41,235 at December 31, 1998 is payable to Edward A. Roth, President, and majority shareholder. The loan is not evidenced by a written promissary note, rather is an oral agreement. There is no interest on this loan and the effects of imputed interest are immaterial to the financial statements taken as a whole. The shareholder loan was repaid in full subsequent to year end.

                  On a long term basis, liquidity is dependent on continuation and expansion of operations, receipt of revenues, additional infusions of capital and debt financing. The Company believes that additional capital and debt financing in the short term will allow the Company to develop its Home Cleaning and Beauty related products marketing. However , there can be no assurance that the Company will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital the company will grow but at a considerable slower pace.

                  Plan of Operation. The Company is not delinquent on any of its obligations even though the Company has begun to generate revenue. The Company intends to market its products utilizing cash made available from the private and public sale of its securities. The Company is of the opinion that revenues from the sales of its products along with proceeds of the sale of its securities will be sufficient to pay its expenses.

         ITEM 3.  DESCRIPTION OF PROPERTY

                  The Company's executive offices are located at 4614 North University Drive, Fort Lauderdale (Lauderhill), Florida 33351. These offices consist of 1,100 square feet, which are leased month to month for $1,000.00 per month. The Boca Raton offices are located at ( ) . These offices consist of 1,000 square feet, which are leased month to month for $636.00 per month.


         ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


                  (1)                       (2)                             (3)                       (4)
                  Title of Class    Name and Address of             Amount and Nature of         Percent of Class
                                    Beneficial Owner                 Beneficial Owner

                  Common            Edward A. Roth                     4,156,000*                    32.4%
                                    4614 North University Dr.
                                    Fort Lauderdale, Fla. 33351

                  Preferred         Edward A. Roth                       500,000*                    50%

                  Common            Alisha M. Roth                     4,156,000                     32.4%
                                    4614 North University Dr.
                                    Fort Lauderdale, Fla. 33351

                  Preferred         Alisha M. Roth                       500,000                     50%

                  Common            Barbara Patigalia                      1,000                   .00007%

                  Common            Jon J. Marks                               0                      0%

                  Common            All Directors                      8,313,000                     64.8007%
                  Preferred         As a group                         1,000,000                    100%

         * Edward A. Roth and Alisha M. Roth are the beneficial owners of different securities, but hold them as Joint Tenancy.

         ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

                  Name and Age          Position               Term(s) of Office

                  Edward A. Roth,    President and Director     1997 to present
                    age 43
                  Alisha M. Roth,    Secretary, Treasurer       1997 to present
                    age 33              and Director

                  Barbara Patigalia, Director                    1997 to present
                    age 52
                  Jon J. Marks,      Director                    1998 to present
                    age 54

                  Edward A.Roth. Mr.Roth has been President and Director of the Company since 1997. Mr.Roth previously served as Vice-President and Director of Operations for Cleaning Express USA since it's inception in November 1994. During this period Mr. Roth developed and implimented all operations and developments creating a company that started with less than 50 customers, and today services over 8,000 customers in South Florida. Mr. Roth was President of Advanced Appearance, a chain of Beauty Salons, in Alabama and Florida form 1978 to 1988. Prior to this Mr. Roth served as a management consultant working inde-pendently for 20 years. Mr.Roth has attended Auburn University majoring in Business and marketing, and is also a veteran of the United States Air Force. Edward A. Roth is married to Alisha M. Roth

                  Alisha M. Roth. Mrs. Roth serves as Secretary and Director of the Company since 1997. Mrs.Roth served previously as Presi-dent of Cleaning Express USA, and during her tenure she was in charge of staffing and customer relations. Mrs. Roth has been with Cleaning Express USA since 1994, prior to that she was a resident of Trinadad, West Indies. Mrs. Roth has owned and operated her own business in the restaurant and pre-school development areas, and has 8 years of management experience. Alisha M. Roth is married to Edward A. Roth.

                  Barbara Patigalia. Ms.Patigalia is a language pathologist with the Head Start program in Maryland, and serves as President of the League of Women Voters in Potomac, Maryland. Ms. Patigalia has no business experience during the last 5 years.

                  Jon J. Marks. Mr. Marks is CEO of Marketing Magic,Inc. founded in 1984. Mr. Marks writes a monthly newspaper column on Advertising, Marketing and Promotions for the Business to Business Newspaper in Florida. Mr. Marks created a business radio show on AM stations WSRF and WWNN in South Florida. Mr. Marks ha authored a book, " Barter: The Original Currency". Mrs Marks is Co-Founder and shareholder of Entertainment Radio Systems, Inc. through 1997, Co-Founder and shareholder of Business to Business Newspapers through 1996 and Co-Founder and shareholder of Explosive Promotions through 1992. Mr. Marks has a Bachelor of Business Administration from Florida Atlantic University in 1971 and a Master of Public Adminis-tration in 1974.


         ITEM 6.  EXECUTIVE COMPENSATION

                  Remuneration.   The Company has bentered into an  employment
                  agreement with Edward A. Roth for a term of three years. Pursuant to the agreement, Mr. Roth serves as President, Director and General Manager. Mr. Roth shall receive an annualized base salary of $125,000 and is entitled to an incentive bonus of 2% of the gross profits. Mr. Roth's salary has not started to accrue.

                  The Company has also entered into an employment agreement with Alisha Roth for a term of three years. Pursuant to the agree-ment, Mrs. Roth serves as Secretary, Treasurer and Director. Mrs. Roth shall receive and annualized salary of $60,000, pay-able in installments according to the Employer's regular pay-roll schedule. Mrs. Roth salary has not started to accrue.


         ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                  There have been no transactions, or proposed transactions during the past two years to which the Company or any Officers or Directors were a party.

         ITEM 8.  LEGAL PROCEEDINGS

                  There have been no legal proceedings against the Company since inception, nor is the Company aware of any disputes which may result in legal proceedings.

         ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

                  The Company's common stock is traded in the over-the-counter market and listed on the NASDAQ bulletin board under the symbol "AATR".

                  The following table sets forth the range of high and low bid quotations for the Company's common stock for each quarter since commencement of trading ( January 1998, as reported by the OTC Bulletin Board). The Company's market makers are Hill & Co., . The quotations represent inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.

                           Quarter Ended             High Bid          Low Bid

                           3/31/99*                  $7.00             .25

                  * There was no trading prior to this time.


                  The Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

                  As of March 31, 1999, the number of holders of the Company's common stock is 64.

         Item 10.  RECENT SALES OF UNREGISTERED SECURITIES

                  In February 1999 the Company completed an offering of 4,350,910 Common Shares under Rule 504 of Regulation D of the Securities Act of 1933 at .22 per Common Share to the following:

                  Name                                        # of Common Shares

                  Michael, David Irrevocable Trust            503,273
                  Senkovski, Alexander Irrevocable Trust      503,273
                  A-Z Oil LLC                                 435,091
                  China Connection                            435,091
                  East-West Trading Corporation               435,091
                  Sequoia International                       435,091
                  Karston Electronics LTD                     435,091
                  Leeward Consulting Group, LLC               435,091
                  Lexington Sales Corporation LTD             435,091
                  Oriental Investments Limited                435,091

         Item 11.  DESCRIPTION OF SECURITIES

                  Qualification. The following statements constitute summaries of the material provisions of the Company's Certificate of incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

                  The Company's articles of incorporation authorize it to issue up to 100,000,000 Common Shares, $.001 par value per Common Share and 50,000,000 Convertible Preferred Shares, $.001 par value per share, with each preferred share convertible into 10 shares of common stock, including but not limited to voting rights.

                  Common and Preferred Stock. All outstanding Common Shares and Preferred Shares are legally issued, fully paid and non-assessable.

                  Liquidation Rights. Upon liquidation or dissolution, and after payment of the Preferred Shareholders, each outstanding Common Share will be entitled to share equally in the remaining assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

                  Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

                  Voting Rights. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

                  Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

                  Convertible Preferred Stock. The Corporation is authorized to issue Fifty Million (50,000,000) Convertible Preferred Shares, par value $.001 per share. The rights, peferences, privileges and restrictions granted to and imposed on the Common Shares and the Preferred Shares are identical in all respects, except that the holders of the Preferred Shares have certain conversion rights and a liquidation preference as set forth below.

                           A. Liquidation Preference
                                    1.  In  the   event   of  any   liquidation,
                                    dissolution    or   winding   up   of   this
                                    corporation,     either     voluntary     or
                                    involuntary,  the  holders of the  Preferred
                                    Stock shall be  entitled  to receive,  prior
                                    and in preference to any distribution of any
                                    of the assets of the  Company to the holders
                                    to Common Stock by reason of their ownership
                                    thereof,  an amount  per share  equal to the
                                    price for which  such  share was  originally
                                    issued, as adjusted for any stock dividends,
                                    combination  or splits with  respect to such
                                    shares.  If  upon  the  occurrence  of  such
                                    event, the assets and funds thus distributed
                                    among the holders of Preferred  Shares shall
                                    be  insufficient to permit the entire assets
                                    and  funds  of  this   corporation   legally
                                    available   for   distribution    shall   be
                                    distributed ratably among the holders of Preferred Shares in proportion to the number of shares of Preferred shares owned by such holder.

                                    2. After payment has been made to the holders of the Preferred Shares of the full amounts to which they shall be entitled, then the entire remaining assets and funds of the corporation legally available for distribution, if any shall be distributed equally among the Common Shareholders.

                           B. Conversion.
                                    1. The  Preferred  Shares shall convert on a
                                    10 to 1 basis into Common Shares at any time
                                    at   the    direction   of   the   Preferred
                                    Shareholder.

                           C. Voting Rights
                                    1.  Holders  of  Preferred   Shares  of  the
                                    Company  are  entitled to cast ten votes for
                                    each    preferred    share   held   at   all
                                    shareholders meetings for all purposes.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

                  Indemnification. The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

                  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities ( other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.



         ITEM 13.  FINANCIAL STATEMENTS

                  The financial  statements  and  supplemental  data required by
                  this  ITEM  13  follow  the  index  of  financial   statements
                  appearing at ITEM 15 of this Form 10-SB


         ITEM 14.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

                  There  have  been  no  changes   in  or   disagreements   with
                  accountants regarding accounting and financial disclosure.

         ITEM 15. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                  Independent Auditor's Report
                  Balance Sheet from inception to  December 31, 1998
                  Statement of Operation for the Period from Inception to December 31, 1998. Statement of cash Flows for the Period from Inception to December 31, 1998. Statement of Changes in Stockholder's Equity for the Period from Inception to December 31, 1998.

                  Exhibits
                           3.1 Articles of incorporation
                           3.2 By-Laws

CONTENTS

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INDEPENDENT AUDITOR'S REPORT................................ .............   F-2

BALANCE SHEET
         ASSETS, LIABILITIES AND STOCKHOLDERS' DEFICIT.....................  F-3

STATEMENT OF OPERATIONS...................................................   F-5

STATEMENT OF CASH FLOWS....................................................  F-6

STATEMENT OF STOCKHOLDERS' DEFICIT.......................................... F-7

NOTES TO FINANCIAL STATEMENTS..............................................  F-8

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                                       F-1

Michael J. Bongiovanni,  C.P.A., P.A.
                                                           12433 Willingdon Road
                                                           Charlotte, N.C. 28078

(704) 904-2390





To the Board of Directors
ATR INDUSTRIES, INC. (a Nevada corporation) & SUBSIDIARIES
4614 North University Drive
Lauderhill, Florida  33351


    I have audited the accompanying balance sheet of ATR Industries, Inc. (a Nevada corporation) and its wholly-owned subsidiaries as of December 31, 1998 and the related statements of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.
    I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATR Industries, Inc. (a Nevada corporation) and its wholly-owned subsidiaries as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Michael J. Bongiovanni, C.P.A.

March 31, 1999

                                  BALANCE SHEET
                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                                December 31, 1998



                           ASSETS

CURRENT ASSETS
         Cash                                                 $           4,164
         Recoverable income taxes                                        14,400
         Accounts receivable                                                500
                                                               ----------------
                  TOTAL CURRENT ASSETS                                   19,064

PROPERTY AND EQUIPMENT
         Furniture                                                        4,215
         Leasehold improvements                                           2,000
         Equipment                                                       23,631
         Less: Accumulated depreciation                                (25,694)
                                                              -----------------
             NET PROPERTY AND EQUIPMENT                                   4,152

OTHER ASSETS
         Deposits                                                         1,700
                  TOTAL OTHER ASSETS                                      1,700

                           TOTAL ASSETS                       $          24,916
                                                                     ==========

                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                                December 31, 1998



                      LIABILITIES AND STOCKHOLDERS' DEFICIT


CURRENT LIABILITIES
         Excess of outstanding checks
             over bank balance                                $          11,366
         Accounts payable and accrued expenses                           11,990
         Shareholder loans payable                                       41,235
         Current portion of capitalized
                  lease obligation                                        2,482
                  TOTAL CURRENT LIABILITIES                              67,073

LONG-TERM DEBT
         Capitalized lease obligation                                     7,205

STOCKHOLDERS' DEFICIT
         Common stock                                                     3,183
         Retained deficit                                               (52,545)

             TOTAL STOCKHOLDERS' DEFICIT                                (49,362)
                                                                       $ 24,916
                                                                    ===========

                             STATEMENT OF OPERATIONS
                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                      For the Year Ended December 31, 1998

REVENUE
  Sales                                                       $         474,370
  Cost of Labor                                                        (314,106)
                                                                       ---------
         GROSS PROFIT                                                   160,264

SELLING, GENERAL & ADMINISTRATIVE  EXPENSES
  Advertising                                                            57,581
  Alarm and Security Service                                                326
  Automobile                                                              2,163
  Casual Office Labor                                                    16,598
  Depreciation                                                            2,600
  Dues & Fees                                                             4,447
  Employee Leasing                                                       31,040
  Employee Benefits                                                       4,706
  Entertainment                                                           3,900
  Equipment Leasing                                                       9,915
  Insurance                                                               2,741
  Interest Expense                                                        1,309
  Office Expense and Supplies                                             4,627
  Professional Fees                                                      23,328
  Public Trading                                                         22,335
  Rent                                                                   16,628
  Repairs & Maintenance                                                   3,000
  Taxes & Licenses                                                        6,760
  Telephone                                                               7,952
  Utilities                                                               1,229
                                                              ------------------
         TOTAL EXPENSES                                                 223,185

                  OPERATING LOSS                                        (62,921)
                  Income Tax Benefit                                     14,000

                  NET LOSS                                    $         (48,921)

                  Retained Deficit, January 1, 1998                      (3,624)
                                                            --------------------

                  Retained Deficit,
                            December 31, 1998                  $        (52,545)
                                                                  =============

                             STATEMENT OF CASH FLOWS
                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                      For the Year Ended December 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                    $         (48,921)
  Adjustments to reconcile net loss
  to net cash provided by operating activities:
         Depreciation                                                     2,600
         Recoverable income taxes increase                              (12,300)
         (Increase) decrease in operating assets:
          Accounts receivable 699 Increase (decrease) in operating liabilities:
          Accounts payable & accrued expenses                            11,386
          Shareholder loans payable                                      41,235
          Excess of outstanding checks over
                  bank balance                                            8,212

                  NET CASH PROVIDED BY
                  OPERATING ACTIVITIES                                    2,911

CASH FLOWS FROM FINANCING ACTIVITIES:
  Common stock adjustment                                                  (317)
  Common stock issuance                                                   3,000
  Principal repayments under capital lease                               (2,231)
                                                               ----------------

                  NET CASH PROVIDED BY
                  FINANCING ACTIVITIES                                      452

                  NET INCREASE IN CASH
                  AND CASH EQUIVALENTS                        $           3,363

Cash and cash equivalents, beginning of period                $             801
                                                              -----------------

                  CASH AND CASH EQUIVALENTS
                  END OF PERIOD                               $           4,164
                                                                    ===========

                       STATEMENT OF STOCKHOLDERS' DEFICIT
                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                      For the Year Ended December 31, 1998




                                       Common          Common          Retained
                                        Stock          Shares          (Deficit)


Balance, January 1, 1998               $    500      36,670,000       $  (3,624)

200 to 1 Reverse Stock Split in 1998         -      (36,486,650)              --

Issuance of shares on June 1, 1998        3,000       3,000,000               --

Adjustment to pre-1998                     (317)

Year Ended December 31, 1998 Net Loss     -0-               -           (48,921)
                                       ---------    -------------    -----------

Balance, December 31, 1998              $ 3,183       3,183,350       $ (52,545)
                                         =======      =========       ==========


Supplementary Information:

Common stock, par value $.001, consists of 100,000,000 authorized shares. There are 3,183,350 shares, issued and outstanding at December 31, 1998. On June 1, 1998 the Company acquired all of the then outstanding common shares of ATR
Industries, Inc. and its wholly owned subsidiary (Florida corporations), formerly known as Cleaning Express USA, in exchange for 3,000,000 of its own shares.

On October 26, 1998, The Company amended its Articles of Incorporation to authorize 50,000,000 shares of convertible preferred stock.

                          NOTES TO FINANCIAL STATEMENTS
                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                      For the Year Ended December 31, 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity - ATR Industries, Inc. (a Nevada corporation) was incorporated on December 30, 1994. These financial statements include the effects of its wholly-owned subsidiaries, ATR Industries, Inc. (a Florida corporation) AKA Cleaning Express USA and Cleaning Express of South Palm Beach, Inc. On December 1, 1997, ATR Industries, Inc. (a Florida corporation) amended its Articles of Incorporation to effect a name change from Cleaning Express USA, Inc. The company is a full service cleaning company offering daily residential cleaning services, carpet cleaning and other related services in the South Florida area. The combination of entities was treated under the consolidation method.

Accounts Receivable - Accounts receivable are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. No bad debt expense for the year ended December 31, 1998 was recorded. At December 31, 1998, no allowance for doubtful accounts was deemed necessary in management's opinion.

Property and Equipment - Property and equipment are recorded at cost and include expenditures which substantially increase the productive lives of the existing assets. Maintenance and repair costs are expensed as incurred. Depreciation is provided using the straight-line method and other methods which approximate the straight-line method. It is calculated over the prescribed Internal Revenue Service recovery periods which range from 5 to 39 years.

When a fixed asset is disposed of, its cost and related accumulated depreciation are removed from the accounts. The difference between undepreciated cost and proceeds from disposition is recorded as gain or loss.

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue   Recognition  -  Revenue  is  recognized  when  cleaning  services  are performed.

                          NOTES TO FINANCIAL STATEMENTS
                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                      For the Year Ended December 31, 1998


Income Taxes - The Company provides for the tax effects of the transactions reported in the financial statements. This income tax benefit consists of taxes currently refundable due to net operating loss carryback provisions for federal and state governments. There are no deferred income tax assets or liabilities.

Advertising - The Company charges the costs of advertising to expense when incurred.

NOTE B - OBLIGATION UNDER CAPITAL LEASE

The Company is leasing equipment under a noncancellable capital lease which expires in December, 2000. The obligation under capital lease has been recorded in the accompanying Balance Sheet at the net present value of the future minimum lease payments, discounted at an interest rate of 20%. The book value of the equipment was approximately $5,000 at December 31, 1998.

Minimum future obligations under this capital lease at December 31, 1998 are as follows:


Year                                                    Amount

1999                                                   $ 3,540
2000                                                     3,540
2001                                                     3,540
2002                                                     3,540
                                                     ---------
                  Total minimum obligation              14,160

         Less amount representing interest               4,473

                  Present value of net
                  minimum obligation                     9,687

                  Less current portion                   2,482
                                                        $7,205
                                                        ======

                          NOTES TO FINANCIAL STATEMENTS
                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                      For the Year Ended December 31, 1998



NOTE C - COMMITMENTS

The Company leases its offices in Lauderhill and Boca Raton, Florida under noncancellable operating leases. Future minimum rental payments as of December 31, 1998 in the aggregate and for each of the two succeeding years are as follows:

Year                                                 Amount

1999                                                 $13,525
2000                                                   1,800
                                                   ---------
                                                     $15,325
                                                     =======

In 1999, the Company has committed itself to compensate each of its Board of Directors in the amount of 1,000 shares of its common stock annually and 10,000 common stock purchase options over a thirty six month period. As of the date of this report, no option agreement has been officially adopted, there is no fair market value for the options and none of the equity instruments have been issued.

NOTE  D - INCOME TAXES

The benefit for income taxes for the year ending December 31, 1998 consists of the following:

Recoverable federal income taxes                     $  11,000
Recoverable state income taxes                           3,000
                                                   -----------
Total                                                $  14,000
                                                      ========

The Company has approximately $70,000 of federal and state net operating losses available which expire in the year 2013. The losses can be presently carried back to previous taxable years to obtain federal and state income tax refunds.